Exhibit 4.3

ORBOTECH LTD.

2005 Directors Plan

June 5, 2005

•	Each director who is in office immediately after any annual general meeting of shareholders of the Company, including external directors but not including the Chief Executive Officer (assuming he or she serves as a director) and other directors who are employees of the Company at the time (an “Eligible Director”), will, in addition to that Eligible Director’s existing annual and per meeting fees, receive annual stock-based remuneration which would be awarded on the date of such annual general meeting.

•	Each Eligible Director (other than the chairman of the Board of Directors) will be awarded at the time of each annual general meeting an option to purchase Ordinary Shares and granted restricted shares with an aggregate value of $35,000, calculated as of the date of the relevant annual general meeting in the manner described below. These equity awards would be apportioned at a ratio of one restricted share for every 2.5 Ordinary Shares subject to an option (or, failing approval by shareholders of the Restated 2000 Plan, would be made in the form of an option only).

•	The chairman of the Board of Directors, if an Eligible Director, will be awarded at the time of each annual general meeting of the Company an option to purchase Ordinary Shares and granted restricted shares with an aggregate value of $43,750, calculated as of the date of the relevant annual general meeting. These awards would be apportioned at a ratio of one restricted share for every 2.5 Ordinary Shares subject to an option (or, failing approval by shareholders of the Restated 2000 Plan, would be made in the form of an option only).

•	Options and restricted shares awarded under the 2005 Directors Plan will be granted as part of, and out of shares available for grant under, the Restated 2000 Plan (or any other applicable equity remuneration plan), and will generally be granted on terms and conditions applicable to grants made under the Restated 2000 Plan (or other applicable equity remuneration plan), provided that:

•	Awards will vest in full on May 31 of the calendar year following the year in which the award is made (approximately yearly from the grant dates);

•	Options awarded to directors pursuant to the 2005 Directors Plan will expire no later than seven years after the date on which they were granted; subject, however, to earlier expiration if, at any annual general meeting prior to the expiration of such seven-year period, the Eligible Director’s term expires and he or she is not re-elected. In such case, such options would expire upon the last to occur of: (i) 90 days following that annual general meeting; (ii) three years from date of grant; and (iii) the expiration of such period as is prescribed in the Restated 2000 Plan (or other applicable equity remuneration plan) in circumstances of retirement after the age of 60;

•	Should a director for any other reason (apart from death or disability) not serve until the end of his or her term, any options unexercised, or restricted shares unvested, at the time of ceasing to serve shall expire and be cancelled and forfeited immediately; and

•	If an Eligible Director ceases to be an Eligible Director but remains a director, any options and restricted shares awarded to him or her pursuant to the 2005 Directors Plan will, to the extent unvested, expire and be forfeited and cancelled at the time that he or she ceases to be an Eligible Director. Vested options will continue to be exercisable and will expire as provided above.

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In the event that, between annual general meetings of the Company, a new Eligible Director joins the Board of Directors, an existing director who was not previously an Eligible Director becomes an Eligible Director or there occurs a change of chairman, such Eligible Director or new chairman will not be awarded any options or granted restricted shares for such interim period, but will be awarded options and granted restricted shares as provided for above at the first following annual general meeting of the Company. If an outgoing chairman remains an Eligible Director, the additional options and restricted shares awarded to him or her as chairman pursuant to the 2005 Directors Plan beyond those to which he or she was otherwise entitled as an Eligible Director will, to the extent then unvested, expire and be forfeited and cancelled at the time that he or she relinquishes the position of chairman.

•	The number of shares to be subject to options and the number of restricted shares to be awarded pursuant to the 2005 Directors Plan will be calculated by reference to their fair value (as defined in Statement of Financial Accounting Standards No. 123, “Shareholder-Based Payment”, promulgated by the Financial Accounting Standards Board of the United States) as of the date of the relevant annual general meeting in accordance with the valuation method used by the Company at the time in preparing its financial statements (currently the Black-Scholes option-pricing model).

•	If at the time of any annual general meeting there are insufficient Ordinary Shares available under the Restated 2000 Plan (or other applicable equity remuneration plan) to facilitate the equity awards contemplated by the 2005 Directors Plan, the numbers of options and restricted shares awarded to each Eligible Director at such annual general meeting shall be reduced proportionately and pro rata among them from the contemplated amounts, having regard to the amount of shares then available.

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Accordingly, if approved by shareholders, at the 2005 Annual General Meeting, each Eligible Director (other than the current chairman of the Board of Directors, Dr. Shlomo Barak) would be remunerated under the 2005 Directors Plan by the award of an option to purchase Ordinary Shares and, if permitted, the grant of restricted shares with an aggregate value of $35,000, calculated as of the date of the 2005 Annual General Meeting apportioned in the manner described above. Dr. Barak would be remunerated by the award of an option to purchase Ordinary Shares and, if permitted, the grant of restricted shares with an aggregate value of $43,750, calculated as of the date of the 2005 Annual General Meeting apportioned in the manner described above. Applying the Black-Scholes option-pricing model, and assuming: a market share price and exercise price of options of $21.35; a dividend yield of 0%; a risk-free interest rate of 3% per annum; an expected life of four years; and expected volatility of 46.7%, the Company estimates that these equity awards would consist of an option to purchase approximately 2,050 Ordinary Shares and a grant of approximately 820 restricted shares to each such Eligible Director (other than Dr. Barak), and an option to purchase approximately 2,560 Ordinary Shares and a grant of approximately 1,025 restricted shares to Dr. Barak. Nevertheless, because these assumptions may change at the date of grant, or when applied in the case of different directors, the actual numbers of shares to be subject to options and restricted shares may vary from these estimates.

In accordance with the Company’s election and the approval of the shareholders at the Company’s 2003 Annual General Meeting, the Eligible Directors will benefit from the capital gains tax treatment with respect to equity awards under the 2005 Directors Plan pursuant to Section 102 of the Israeli Tax Ordinance unless and until such time as the Company changes its election.

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